Filed pursuant to Rule 424(b)(3)

Registration No. 333-269246

PROSPECTUS SUPPLEMENT NO. 15

(to Prospectus dated April 27, 2023)

(Interactive Strength Inc.)

Up to 1,773,937 shares of common stock

This prospectus supplement supplements the prospectus dated April 27, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-269246). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 18, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of up to 1,773,937 shares of our common stock, par value $0.0001 per share (the “common stock”). Our registration of the shares covered by the Prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell the shares of common stock covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

Our shares of common stock are listed on Nasdaq under the symbol “TRNR". On April 18, 2024, the closing price of our shares of common stock was $0.19 per share. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 15 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 19, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 01, 2024

INTERACTIVE STRENGTH INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-41610	82-1432916
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1005 Congress Avenue, Suite 925
Austin, Texas		78701
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 310 697-8655

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	TRNR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

1

Item 2.01 Completion of Acquisition or Disposition of Assets.

This amendment No. 1 to Form 8-K amends our Form 8-K dated February 1, 2024, originally filed with the Securities Exchange Commission ("SEC") on February 7, 2024 (the "Original Report"). We filed the Original Report to report the Asset Purchase Agreement with CLMBR, Inc and CLMBR1, LLC (the “Sellers”) to purchase and acquire substantially all of the assets and assume certain liabilities of the Sellers.

This Current Report on Form 8-K/A is being filed by the Company to amend the Original Report solely to provide the financial statement and financial information required by Item 9.01 of Form 8-K that were not filed with the Original Report.

Except as provided herein, the disclosures contained in this Current Report on Form 8-K/A have not been updated to reflect events, results or developments that have occurred since the filing of the Original Report. This Current Report on Form 8-K/A should be read in conjunction with the Original Report, which provides a more complete description of the Merger.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired.

The consolidated balance sheets of CLMBR, Inc. and subsidiaries as of December 31, 2023 and December 31, 2022 and the related consolidated statements of net loss, changes in stockholders’ deficit and cash flows for the years ended December 31, 2023 and December 31, 2022 and the report of the independent public account firm required by this Item 9.01(a) are filed as Exhibit 99.2 to this Current Report on Form 8-K/A.

(b) Pro Forma Financial Information.

The unaudited pro forma combined financial information required by Item 9.01(b) and the notes related thereto pursuant to Article 11 of Regulation S-X are filed as Exhibit 99.1.

(d) Exhibits

Exhibit No.	Description

23.1	Consent of Weinberg & Company, P.A., independent registered public accounting firm of CLMBR, Inc.
99.1	Financial Statements of Business Acquired
(i) Report of Independent Auditor

(ii) Consolidated balance sheets of CLMBR Inc. and subsidiaries as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended

99.2	Pro Forma Financial Information
Unaudited pro forma combined balance sheet as of December 31, 2023 and statements of operations for the year ended December 31, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Interactive Strength Inc.

Date:	April 18, 2024	By:	/s/ Michael J. Madigan
Michael J. Madigan Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

3

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-276217 and 333-276466 on Form S-1 and Registration Statement No. 333-271533 on Form S-8 of Interactive Strength, Inc. our report dated April 18, 2024, relating to the consolidated financial statements of CLMBR, Inc. and subsidiaries as of December 31, 2023 and 2022 and for each of the fiscal years ended appearing in this Amendment No. 1 to the Current Report on Form 8-K/A of Interactive Strength, Inc. dated April 18, 2024.

/s/ Weinberg & Company, P.A.

Los Angeles, California

April 18, 2024

4

Exhibit 99.1

CLMBR, Inc.

Consolidated Financial Statements

December 31, 2023 and 2022

Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of

Directors Of CLMBR, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CLMBR, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern and Emphasis of a Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, during the year ended December 31, 2023, the Company incurred a net loss of $17,397,245 used cash in operations of $10,588,082 and had a stockholders’ deficit of $20,148,599 as of that date. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 17 to the consolidated financial statements, in October 2023, the Company entered into an asset purchase agreement with Interactive Strength Inc. (the “Buyer”) which was subsequently amended and restated, the (“Asset Purchase Agreement”) on January 22, 2024, to purchase and acquire substantially all of the assets and assume certain liabilities of the Company. On February 2, 2024, pursuant to the Asset Purchase Agreement, the Buyer completed the acquisition of the Company.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

/s/Weinberg & Company, P.A.

Los Angeles, California

April 18, 2024

Exhibit 99.1

CLMBR, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$199,509	$8,105,002
Accounts receivable, net of allowances	—	69,771
Inventories	2,925,429	789,450
Vendor deposits	61,075	159,166
Prepaid expenses and other current assets	63,131	62,871
Total current assets	3,249,144	9,186,260
Property and equipment, net	152,961	2,645,234
Right-of-use-assets	429,650	12,473,606
Other assets	310,777	909,287
Total Assets	$4,142,532	$25,214,387
Liabilities and stockholders' deficit
Current liabilities:
Accounts payable	$3,568,764	$1,691,188
Accrued expenses and other current liabilities	2,969,962	4,173,020
Operating lease liability, current portion	584,203	1,714,175
Loan payable	12,333,018	10,048,941
Preferred stock issuable	1,250,000	—
Convertible note payable	1,420,827	10,523,637
Total current liabilities	22,126,774	28,150,961
Operating lease liability, net of current portion	3,414,357	10,992,236
Total liabilities	25,541,131	39,143,197
Commitments and contingencies (Note 14)

Stockholders' deficit
Series Seed convertible preferred stock, par value $0.0001; 4,100,000 shares authorized as of December 31, 2023 and 2022 and 4,000,000 and 4,100,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively.	410	410
Series A convertible preferred stock, par value $0.0001; 1,295,387 shares authorized as of December 31, 2023 and 2022 and 1,265,385 shares issued and outstanding as of December 31, 2023 and 2022	1,000	1,000
Series A-1 convertible preferred stock, par value $0.0001; 1,005,972 shares authorized as of December 31, 2023 and 2022 and 1,005,972 shares issued and outstanding as of December 31, 2023 and 2022	101	101
Series B convertible preferred stock, par value $0.0001; 70,673,051,037 shares authorized as of December 31, 2023 and 2022 and 30,919,459,830 shares issued and outstanding as of December 31, 2023 and 2022, respectively.	875	875
Series B-1 convertible preferred stock, par value $0.0001; 94,662,660,476 shares authorized, issued and outstanding as of December 31, 2023 and 63,730,931,347 shares authorized, issued and outstanding as of December 31, 2022	2,906	1,922
Series B-2 convertible preferred stock, par value $0.0001; 29,501,580,338 shares authorized as of December 31, 2023 and 2022 and 29,501,850,338 shares issued and outstanding as of December 31, 2023 and 2022	764	764
Common stock, par value $0.0001; 214,587,851,117 and 207,861,840,000 shares authorized as of December 31, 2023 and 2022, respectively; 10,051,250 shares issued and outstanding as of December 31, 2023 and 2022.	1,005	1,005
Additional paid-in capital	68,545,753	58,619,281
Accumulated deficit	(89,951,413)	(72,554,168)
Total stockholders' deficit	(21,398,599)	(13,928,810)
Total liabilities and stockholders' deficit	$4,142,532	$25,214,387

Exhibit 99.1

CLMBR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended December 31,	Twelve Months Ended December 31,

	2023	2022
Revenue:
Fitness product revenue	$1,103,334	$5,984,091
Membership revenue	762,653	560,020
Training revenue	562,597	540,431
Total revenue	2,428,584	7,084,542
Cost of fitness product revenue (includes impairment of inventory of $8,590,113 in 2022)	1,250,607	17,230,253
Cost of membership	2,112,531	265,208
Cost of training	530,358	584,982
Total cost of revenue	3,893,496	18,080,443
Gross loss	(1,464,912)	(10,995,901)
Operating expenses:
Research and development	614,475	1,672,289
Sales and marketing	244,376	6,068,147
General and administrative	8,119,784	19,311,118
Loss on property and equipment disposal	1,599,160	78,928
Right of use impairment write-off	3,440,000	—
Total operating expenses	14,017,795	27,130,482
Loss from operations	(15,482,707)	(38,126,383)
Other (expense) income, net:
Other income	340,867	6,525
Interest expense	(2,255,405)	(3,837,182)
Total other (expense) income, net	(1,914,538)	(3,830,657)
Net loss	$(17,397,245)	$(41,957,040)

Exhibit 99.1

CLMBR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Series Seed		Series A		Series A-1		Series B		Series B-1		Series B-2		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2021	4,100,000	$410	1,265,385	$1,000	1,005,972	$101	—	$-	—	$-	—	$-	10,051,250	$1,005	$22,144,343	$(30,597,128)	$(8,450,269)
Issuance of Series B Preferred Stock	—	-	—	-	—	-	30,919,459,830	875	—	-	—	-	—	-	8,749,125	-	8,750,000
Issuance of Series B-1 upon conversion of convertible notes	—	-	—	-	—	-	—	-	63,730,931,347	1,922	—	-	—	-	19,222,848	-	19,224,770
Issuance of Series B-2 upon conversion of convertible notes	—	-	—	-	—	-	—	-	—	-	29,501,850,338	764	—	-	7,634,636	-	7,635,400
Stock-based compensation	—	-	—	-	—	-	—	-	—	-	—	-	—	-	868,329	-	868,329
Net loss	—	-	—	-	—	-	—	-	—	-	—	-	—	-	-	(41,957,040)	(41,957,040)
Balances at December 31, 2022	4,100,000	$410	1,265,385	$1,000	1,005,972	$101	30,919,459,830	$875	63,730,931,347	$1,922	29,501,850,338	$764	10,051,250	$1,005	$58,619,281	$(72,554,168)	$(13,928,810)
Issuance of Series B-1 upon conversion of convertible notes	—	-	—	-	—	-	—	-	30,931,669,129	984	—	-	—	-	9,841,467	-	9,842,451
Shares canceled	(100,000)	-	—	-	—	-	—	-	—	-	—	-	—	-	-	-	-
Stock-based compensation	—	-	—	-	—	-	—	-	—	-	—	-	—	-	85,005	-	85,005
Net loss	—	-	—	-	—	-	—	-	—	-	—	-	—	-	-	(17,397,245)	(17,397,245)
Balances at December 31, 2023	4,000,000	$410	1,265,385	$1,000	1,005,972	$101	30,919,459,830	$875	94,662,600,476	$2,906	29,501,850,338	$764	10,051,250	$1,005	$68,545,753	$(89,951,413)	$(21,398,599)

Exhibit 99.1

CLMBR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended December 31,	Twelve Months Ended December 31,

	2023	2022
Cash Flows From Operating Activities:
Net loss	$(17,397,245)	$(41,957,040)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	801,113	911,731
Amortization	125,209	50,232
Amortization of operating lease assets	1,524,526	1,671,806
Stock-based compensation	85,005	868,329
Loss on property and equipment disposal	1,599,160	78,928
Interest expense	1,523,718	3,689,263
Inventory impairment write-off	318,000	8,590,113
Right of use asset impairment write-off	3,440,942	—
Changes in operating assets and liabilities
Accounts receivable	69,771	1,478,769
Inventories	(542,147)	4,659,536
Prepaid expenses and other current assets	(260)	578,313
Vendor deposits	98,091	(159,166)
Other assets	632,712	(348,320)
Accounts payable	(34,256)	(303,935)
Accrued expenses and other current liabilities	(1,203,058)	1,055,175
Operating lease liabilities	(1,629,363)	(1,518,612)
Net cash used in operating activities	(10,588,082)	(20,654,878)
Cash Flows From Investing Activities:
Proceeds (acquisition) from sale of property and equipment	92,000	(625,202)
Acquisition of software and content	(159,411)	(296,549)
Net cash used in investing activities	(67,411)	(921,751)
Cash Flows From Financing Activities:
Proceeds from issuance of loans	1,500,000	9,343,941
Proceeds from issuance of Preferred Stock - Series B	1,250,000	8,750,000
Proceeds from issuance of convertible notes	—	8,446,498
Net cash provided by financing activities	2,750,000	26,540,439
Net Decrease In Cash and Cash Equivalents	(7,905,493)	4,963,810
Cash and restricted cash at beginning of year	8,105,002	3,141,192
Cash and restricted cash at end of year	$199,509	$8,105,002

Supplemental Disclosure Of Cash Flow Information:
Cash Paid for Interest	763,602	—
Inventories in AP and accrued	1,911,832	111,884
Right-of-use assets obtained in exchange for new operating lease liabilities	—	10,850,349
Decrease in right-of-use asset and operating lease liabilities due to lease termination	7,078,488	—
Issuance of Preferred Stock upon conversion of convertible notes	9,842,451	26,860,170

Exhibit 99.1

CLMBR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.
Significant Accounting Policies

Description and Organization

CLMBR, Inc., together with its consolidated subsidiaries doing business as “CLMBR” (“CLMBR” or the “Company”), is an interactive fitness platform that offers a vertical climbing connected fitness machine. Our Members are defined as any individual who has a CLMBR account through a paid connected fitness membership. Through the connected fitness machine, Members can stream immersive, instructor-led classes anytime, anywhere.

Going Concern

The accompanying consolidated financial statements have been prepared on the basis that the Company will continue to operate as a going concern, which contemplates that the Company will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. As reflected in the accompanying consolidated financial statements, during the year ended December 31, 2023, the Company incurred a net loss of $17,397,245, used cash in operations of $10,588,082 and had a stockholders’ deficit of $20,148,599 as of that date. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Accordingly, the accompanying consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

As discussed in Note 17 to the consolidated financial statements, in October 2023, the Company entered into an asset purchase agreement with Interactive Strength Inc. (the “Buyer”) which was subsequently amended and restated, the (“Asset Purchase Agreement”) on January 22, 2024, to purchase and acquire substantially all of the assets and assume certain liabilities of the Company. On February 2, 2024, pursuant to the Asset Purchase Agreement, the Buyer completed the acquisition of the Company.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of CLMBR, Inc.. and its subsidiaries in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to revenue related reserves, the realizability of inventory, fair value measurements, useful lives of long lived assets, including property and equipment and finite lived intangible assets, product warranty, stock-based compensation expense, valuation of equity instruments issued for compensation or financing, valuation of deferred tax assets, and commitments and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates.

Exhibit 99.1

Cash

Cash consists of demand deposits with banks. The Company holds no cash equivalents as of December 31, 2023 and 2022, respectively. The Company maintains its cash with domestic financial institutions. At times, cash balances may exceed federally insured limits of $250,000 per depositor at each financial institution. The Company believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the creditworthiness and financial viability of the financial institutions.

Property and Equipment

Property and equipment purchased by the Company are stated at cost less accumulated depreciation. Major updates and improvements are capitalized, while charges for repairs and maintenance which do not improve or extend the lives of the respective asset, are expensed as incurred. The Company capitalizes the cost of pre-production tooling which it owns under a supply arrangement. Pre-production tooling, including the related engineering costs the Company will not own or will not use in producing products under long-term supply arrangements, are expensed as incurred.

Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives:

Computer equipment and software	3 years
Machinery and equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of lease term or estimated useful life

Inventories, net

Inventories, which are comprised of finished goods, are stated at the lower of cost or net realizable value, with cost determined using actual costs. The Company maintains inventory in a third-party warehouse. The Company assessed the obsolescence reserve by evaluating factors such as inventory levels, historical sales, and the remaining life of its products. Inventory losses are written-off against the reserve. During the years ended December 31, 2023 and 2022, Management determined that inventory with a value of $318,000 and $8,590,113 was no longer sellable and was written off.

Costs of Fitness Product Revenue

Cost of goods sold includes the cost of purchased inventory, which includes, the cost incurred to deliver inventory to the Company’s third-party distribution centers including freight, non-refundable taxes, duty and other landing costs; the service fees of the Company’s third-party fulfillment and distribution centers; and reserves for inventory.

Vendor Deposits

Vendor deposits represent prepayments made to the third-party manufacturers of the Company’s inventory. In general, the Company’s manufacturers require that the Company pay a portion of the costs for a manufacturing purchase order in advance, with the remaining cost being invoiced upon delivery of the products. Prior to receipt of the goods, any costs

Exhibit 99.1

associated with the prepayments made by the Company are reflected as vendor deposits on the Company’s consolidated balance sheet.

Capitalized Studio Content

Capitalized Studio content costs include certain expenditures to develop video and live content for the Company’s customers. The Company capitalizes production costs for recorded content in accordance with ASC 926-20, Entertainment-Films - Other Assets - Film Costs. The Company recognizes capitalized content, net of accumulated amortization, within other non-current assets in the consolidated balance sheets and recognizes the related amortization expense as a component of cost of revenue in the consolidated statements of operations. Costs which qualify for capitalization include production costs, development costs, direct costs, labor costs, and production overhead. Expenditures for capitalized content are included within operating activities in the consolidated statements of cash flows. Based on certain factors, including historical and estimated user viewing patterns, the Company amortizes individual titles within the Studio content library on a straight-line basis over a three-year useful life. The Company reviews factors impacting the amortization of the capitalized Studio content on an ongoing basis. Estimates related to these factors require considerable management judgment.

The Company considered certain factors in determining the useful life of the content, including expected periods over which the content will be made available through the platform and related viewership, the lack of “obsolescence” of such content over such period given the nature of its videos (i.e., exercise classes which are not significantly impacted by changes in markets or customer preferences, and/or for which the content is expected to significantly change or evolve over time), and the expected significant growth of its subscriber base which will contribute to substantial increases in viewership over time given the recent launch of its product and membership offerings. Based on these factors, the Company has determined that a three-year (3-year) amortization period is reasonable for the content. The Company will continue to review factors impacting the amortization of the capitalized content on an ongoing basis.

The Company’s business model is membership based as opposed to generating revenues at a specific title level. Therefore, all content assets are monetized as part of a single asset group. The content is assessed at the group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that fair value may be less than unamortized cost. Unamortized costs are assessed for impairment regardless of whether the produced content is completed. The unamortized cost of content is approximately $0.3 million and $0.2 million as of December 31, 2023 and December 31, 2022, respectively and is included in other assets.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings when they occur. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the assets or liabilities, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•
Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.
•
Level 2 inputs are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets),

Exhibit 99.1

or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
•
Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Company’s material financial instruments consist primarily of cash and cash equivalents, accounts payable, accrued expenses, convertible notes, and warrants. The carrying amounts of current financial instruments, which include cash, accounts receivable, accounts payable and accrued expenses, approximate their fair values due to the short-term nature of these instruments. The carrying values of long-term financing obligations approximate their fair values because interest rates on these obligations are based on prevailing market interest rates.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value.

Segment Information

Operating segments are defined as components of an enterprise for which separate and discrete information is available for evaluation by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and assess performance. The Company has one operating segment, the development and sale of its at-home fitness technology platform. The Company’s chief operating decision maker, its chief executive officer, manages the Company’s operations on a consolidated basis for the purpose of allocating resources. As the Company has one reportable segment, all required segment financial information is presented in the consolidated financial statements.

Income Taxes

The Company utilizes the asset and liability method for computing its income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes recovery is not likely, establishes a valuation allowance.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits, which to date have not been material, are recognized within income tax expense.

Stock-based compensation

The Company is authorized to grant options, warrants, and share units to officers and key employees of the Company and its subsidiaries and to non-employees. The equity plans are intended to help the Company attract and retain directors, officers, other key executives and employees and is also intended to provide incentives and rewards relating to the

Exhibit 99.1

Company’s business plans to encourage such persons to devote themselves to the business of the Company. The Company has historically granted share awards to non-employees in exchange for the provision of services (see Note 18).

The Company accounts for such awards based on ASC 505 and 718, whereby the value of the award is measured on the date of grant and recognized as compensation expense on a straight-line basis over the vesting period. The Company measures fair value as of the grant date for options and warrants using the Black Scholes option pricing model and for common share awards using a weighted average of the Black Scholes method and probability-weighted expected return method (PWERM).

The inputs into the Black Scholes option pricing model are subjective and generally require significant judgment. The fair value of the shares of common and preferred stock has historically been determined by the Company’s management with the assistance of third party specialists as there was no public market for the common stock. The fair value is obtained by considering a number of objective and subjective factors, including the valuation of comparable companies, sales of preferred stock to unrelated third parties, projected operating and financial performance, the lack of liquidity of common and preferred stock and general and industry specific economic outlook, amongst other factors. The expected term represents the period that the Company’s stock options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as the Company’s stock option exercise history does not provide a reasonable basis upon which to estimate expected term. Because the Company is privately held and does not have an active trading market for its common and preferred stock for a sufficient period of time, the expected volatility was estimated based on the average volatility for comparable publicly traded companies, over a period equal to the expected term of the stock option grants. The risk-free rate assumption is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option. The Company has never paid dividends on its common stock and does not anticipate paying dividends on common stock in the foreseeable future. Therefore, the Company uses an expected dividend yield of zero.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants is estimated using a Black-Scholes pricing model

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The amendments included in ASU 2016-13 require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Although the new standard, known as the current expected credit loss (“CECL”) model, has a greater impact on financial institutions, most other organizations with financial instruments or other assets (trade receivables, contract assets, lease receivables, financial guarantees, loans and loan commitments, and held-to-maturity debt securities) are subject to the CECL model and will need to use forward-looking information to better evaluate their

Exhibit 99.1

credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 was originally effective for public companies for fiscal years beginning after December 15, 2019. In November of 2019, the FASB issued ASU 2019-10, which delayed the implementation of ASU 2016-13 to fiscal years beginning after December 15, 2022 for smaller reporting companies. The Company has adopted this guidance beginning January 1, 2023. This guidance did not have a significant impact on the Company’s financial statements.

In September 2022, the FASB issued ASU 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. The ASU requires buyers to disclose information about their supplier finance programs. Interim and annual requirements include the disclosure of outstanding amounts under the obligations as of the end of the reporting period, and annual requirements include a roll-forward of those obligations for the annual reporting period, as well as a description of payment and other key terms of the programs. This update is effective for annual periods beginning after December 15, 2022, and interim periods within those fiscal years, except for the requirement to disclose roll-forward information, which is effective for fiscal years beginning after December 15, 2023. The Company adopted ASU 2022-04 on January 1, 2023, and there was no material impact on our financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expense categories that are regularly provided to the chief operating decision maker and included in each reported measure of a segment’s profit or loss. The update also requires all annual disclosures about a reportable segment’s profit or loss and assets to be provided in interim periods and for entities with a single reportable segment to provide all the disclosures required by ASC 280, Segment Reporting, including the significant segment expense disclosures. This standard will be effective for the Company on January 1, 2024 and interim periods beginning in fiscal year 2025, with early adoption permitted. The updates required by this standard should be applied retrospectively to all periods presented in the financial statements. The Company does not expect this standard to have a material impact on its results of operations, financial position or cash flows.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

3.
Revenue Recognition

The Company’s primary source of revenue is solely derived from the United States from sales of its Connected Fitness Products and related accessories and associated recurring Membership revenue, as well as from sales of personal training services recorded within Training revenue.

The Company determines revenue recognition through the following steps:

•
Identification of the contract, or contracts, with a customer;
•
Identification of the performance obligations in the contract;
•
Determination of the transaction price;
•
Allocation of the transaction price to the performance obligations in the contract; and
•
Recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company’s revenue is reported net of sales returns, discounts and incentives as a reduction of the transaction price. The Company estimates its liability for product returns and concessions based on historical trends by product category, impact of seasonality, and an evaluation of current economic and market conditions and records the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of revenue. If actual

Exhibit 99.1

return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

The Company applies the practical expedient as per ASC 606-10-50-14 and does not disclose information related to remaining performance obligations due to their original expected terms being one year or less.

The Company expenses sales commissions on its Connected Fitness Products when incurred because the amortization period would have been less than one year. These costs are recorded in Sales and marketing in the Company’s condensed consolidated statements of operations and loss.

Connected Fitness Products

Connected Fitness Products include the Company’s portfolio of Connected Fitness Products and related accessories, delivery and installation services, and extended warranty agreements. The Company recognizes Connected Fitness Product revenue net of sales returns and discounts when the product has been delivered to the customer, except for extended warranty revenue which is recognized over the warranty period. The Company allows customers to return products within thirty days of purchase, as stated in its return policy.

Amounts paid for payment processing fees for credit card sales for Connected Fitness Products are included as a reduction to fitness product revenue in the Company’s consolidated statements of operations.

Membership

The Company’s memberships provide unlimited access to content in its library of on-demand fitness classes. The Company’s memberships are offered on a month-to-month basis.

Amounts paid for membership fees are included within deferred revenue on the Company’s consolidated balance sheets and recognized ratably over the membership term. The Company records payment processing fees for its monthly membership charges within cost of membership and training in the Company’s consolidated statements of operations.

Training

The Company’s training services are personal training services delivered at studio locations. Training revenue is recognized at the time of delivery.

Standard Product Warranty

The Company offers a standard product warranty that its Connected Fitness Products and related accessories will operate under normal, non-commercial use for a period of one year which covers the touchscreen, frame and all incorporated elements, and related accessories from the date of original delivery. The Company has the obligation, at its option, to either repair or replace the defective product. At the time revenue is recognized, an estimate of future warranty costs are recorded as a component of cost of revenue. Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies and business practice.

4.
Property and Equipment, net

Property and equipment consisted of the following:

	December 31,	December 31,
	2023	2022
Computers	$ —	$ 188,531
Machinery and equipment	—	311,514
Leasehold improvements	429,973	1,939,335
Furniture and fixtures	—	800,600
Vehicles	—	426,179

Exhibit 99.1

Studio equipment	145,923	145,923
Total	575,896	3,812,083
Less: Accumulated depreciation	(422,935)	(1,166,849)
Total property and equipment, net	$ 152,961	$ 2,645,234

Depreciation expense amounted to $0.8 million and $0.9 million for the years ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2023 the Company disposed of property and equipment and incurred a loss on disposal of $1.6 million as a result of exiting the majority of its lease arrangements. See Note 9.

5.
Other Assets, net

Other assets consisted of the following:

	December 31,	December 31,
	2023	2022
Capitalized content costs	$ 280,519	$ 246,318
Security deposits	30,258	662,969
Total other non-current assets	$ 310,777	$ 909,287

Amortization expense amounted to $0.1 million and $0.1 million for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, estimated content costs annual amortization expense for each of the next five fiscal years is as follows:

Year Ending December 31,	Content Costs
2024	151,987
2025	101,755
2026	26,777
2027	—
2028	—
Total	$ 280,519

6.
Accrued Expenses and Other Current Liabilities

Accrued expenses consisted of the following:

	December 31,	December 31,
	2023	2022
Customer Deposits	$ 523,879	$ 1,322,504

Exhibit 99.1

Estimated legal settlement liability (Note 10)	2,250,000	2,250,000
Accrued payroll	3,867	176,380
Other accrued expenses	192,216	424,136
Total accrued expenses and other current liabilities	$ 2,969,962	$ 4,173,020

7.
Loan Payable

Loan payable consisted of the following:

	December 31,	December 31,
	2023	2022
Senior secured loan	$ 10,765,858	$ 10,753,941
Unamortized debt discount	—	(705,000)
Bridge notes	1,567,160	—
Total Loan Payable	$ 12,333,018	$ 10,048,941

Senior Secured Loan

In June 2022, the Company entered into a senior secured loan with Vertical Investors, LLC (the “Lender”) in the aggregate principal amount of $9.4 million with a maturity date of June 28, 2023 bearing interest at Prime-Based Rate or the Daily Simple SOFR-Based Rate. The Company shall also pay a guaranteed fee of $1.4 million due on the maturity date. The guarantee fee was treated as a debt discount and accreted through interest expense through maturity date. The loan is collateralized by the Company’s assets. In August 2023, the Lender notified the Company they were in default, however, in October 2023 the Lender agreed to allow additional time for the Company to negotiate and close a sale transaction. Total interest expense including accretion of the debt discount for the years ended December 31, 2023 and 2022 was $1.5 million and $0.9 million, respectively. The loan is classified as current liability in the consolidated balance sheet at December 31, 2023 and 2022. See Note 17.

Secured Bridge Notes

In August 2023, the Company issued secured promissory notes (the "Bridge Notes") in the aggregate principal amount of approximately $0.5 million, due August 31, 2026. Interest on the outstanding principal of the notes accrues initially at a rate of 15% per annum. Total outstanding principal balance including accrued interest as of December 31, 2023 was $0.5 million.

In October 2023, the Company issued Bridge Notes in the aggregate principal amount of approximately $0.3 million, due October 15, 2026. Interest on the outstanding principal of the notes accrues initially at a rate of 15% per annum. Total outstanding principal balance including accrued interest as of December 31, 2023 was $0.3 million.

In November 2023, the Company issued Bridge Notes in the aggregate principal amount of approximately $0.7 million, due January 31, 2025. Interest on the outstanding principal of the notes accrues initially at a rate of 12% per annum. Total outstanding principal balance including accrued interest as of December 31, 2023 was $0.7 million.

The bridge notes become payable on a change of control and were classified as current liabilities in the consolidated balance sheet as of December 31, 2023. Total interest expense for the years ended December 31, 2023 and 2022 was $0.05 million and $0.0 million, respectively.

Exhibit 99.1

8.
Convertible Notes

Convertible notes consisted of the following:

	December 31,	December 31,
	2023	2022
2021 Convertible notes	$ —	$ 9,202,488
2022 Convertible notes	1,420,827	1,321,149
Total Carrying Value	$ 1,420,827	$ 10,523,637

2021 Convertible Notes

From July through December 2021, the Company issued convertible notes (the “2021 Convertible Notes”) with an aggregate principal amount of $26.0 million, pursuant to a private placement offering. The 2021 Convertible Notes bore interest at 8% per annum and had a scheduled maturity date July 30, 2024, at which time the principal and accrued interest would be due and payable. The Company also granted these note holders warrants to purchase 391,480 shares of the Company’s common stock exercisable at $0.0001 per share. As a result the Company recorded a debt discount of $0.9 million to account for the relative fair value of the warrants and the 2021 Convertible Notes. The debt discount is amortized over the life of the notes or were amortized in full upon conversion of the corresponding notes to preferred stock.

The 2021 Convertible Notes were subject to the following conversion features:

•
In the event the Company completed a qualified financing, which is defined as in respect of the issuance and sale of any Equity Securities by the Company, either (i) in the event that an “Affiliate” have not purchased at least $7,500,000 of such Equity Securities, $65,000,000 or (ii) in the event that Affiliate has purchased at least $7,500,000 of such Equity Securities, $57,500,000, prior to the maturity date of the related notes, all principal and accrued interest will automatically convert into preferred stock.
•
In the event the Company did not complete a qualified financing prior to the maturity date of the related notes, at the election of the note holder, all principal and accrued interest can be converted into preferred stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to the outstanding principal and accrued interest, multiplied by 1.2, divided by the price per share (or other unit of denomination) at which the Equity Securities were issued and sold.

In December 2022, the 2021 Convertible Notes in the aggregate amount of $19.2 million were converted into 63,730,931,347 shares of Series B-1 preferred stock. In July 2023, the 2021 Convertible Notes in the aggregate amount of $9.8 million were converted into 30,931,669,129 shares of Series B-1 preferred stock. During 2023 the Company received $1,250,000 in anticipation of issuing preferred shares or some other form of equity instrument. As the shares have not yet been issued, the amount has been reflected on balance sheet as preferred stock issuable at December 31, 2023.

The carrying value for the 2021 Convertible Notes is as follows:

	December 31,	December 31,
	2023	2022
Principal and interest	$ —	$ 9,460,781
Unamortized debt discount	—	(258,293)
Aggregate carrying value	$ —	$ 9,202,488

Exhibit 99.1

Interest expense recognized on the 2021 Convertible Notes is as follows:

	December 31,	December 31,
	2023	2022
Contractual interest expense	$ 381,671	$ 1,976,111
Amortization of debt discount	258,293	529,020
Total	$ 639,964	$ 2,505,130

As part of the financing, the Company issued an aggregate 391,480 warrants to purchase Common Stock to various third-party investors in conjunction with the issuance of its 2021 Convertible Notes. Each warrant has an exercise price of $0.0001 per share and has a contractual terms of ten years. The fair value of the warrants was determined to be $916,024 at date of issuance using an option pricing model and recorded as a debt discount to be amortized over the life of the notes. During the years ended December 31, 2023 and 2022, $258,293 and $529,020 of debt discount amortization was included in interest expense. As of December 31, 2023, 391,480 of the warrants remain outstanding.

2022 Convertible Notes

From March through June 2022, the Company issued convertible notes (the “2022 Convertible Notes”) with an aggregate principal amount of $8.5 million, pursuant to a private placement offering. The 2022 Convertible Notes bore interest at 8% per annum and had a scheduled maturity date July 30, 2024, at which time the principal and accrued interest would be due and payable. There were no warrants granted to note holders in connection with the 2022 Convertible Notes.

The 2022 Convertible Notes were subject to the following conversion features:

•
In the event the Company completed a qualified financing, which is defined as in respect of the issuance and sale of any Equity Securities by the Company, either (i) in the event that an “Affiliate” have not purchased at least $7,500,000 of such Equity Securities, $65,000,000 or (ii) in the event that Affiliate has purchased at least $7,500,000 of such Equity Securities, $57,500,000, prior to the maturity date of the related notes, all principal and accrued interest will automatically convert into preferred stock.
•
In the event the Company did not complete a qualified financing prior to the maturity date of the related notes, at the election of the note holder, all principal and accrued interest can be converted into preferred stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to the outstanding principal and accrued interest multiplied by 4.0, divided by the price per share (or other unit of denomination) at which the Equity Securities were issued and sold.

In December 2022, approximately $7.6 million of the aggregate amount of the 2022 Convertible Notes were converted into 29,501,850,338 shares of Series B-2 preferred stock.

The aggregate principal amount of the outstanding 2022 Convertible Notes is presented on the consolidated balance sheet as convertible note payable at a carrying value of $1.4 million as of December 31, 2023 and $1.3 million as of December 31, 2022 and total interest expense recognized for the year ended December 31, 2023 and 2022 was $0.1 million and $0.1 million, respectively.

9.
Leases

The Company adopted ASC 842 on January 1, 2022, using the effective date transition method, which requires a cumulative-effect adjustment to the opening balance of retained earnings on the effective date. As a result of the adoption of ASC 842,

Exhibit 99.1

the Company recognized right-of-use assets and lease liabilities of $3.3 million and $3.3 million, respectively, as of the January 1, 2022, effective date. There was no impact to opening retained earnings from the adoption of ASC 842.

The Company has made certain assumptions and judgements when applying ASC 842 including the adoption of the package of practical expedients available for transition. The practical expedients allowed the Company to not reassess (i) whether expired or existing contracts contained leases, (ii) lease classification for expired or existing leases and (iii) previously capitalized initial direct costs. The Company also elected not to recognize right-of-use assets and lease liabilities for short-term leases (leases with a term of twelve months or less).

Operating lease arrangements primarily consist of office and studio leases expiring at various years through 2025. Since the implicit rate of such leases is unknown and the Company is not reasonably certain to renew its leases, the Company has elected to apply a collateralized incremental borrowing rate to facility leases on the original lease term in calculating the present value of future lease payments. As of December 31, 2023, the weighted average discount rate for operating leases was 3.5% and the weighted average remaining lease term for operating leases was 7.6 years, respectively. As of December 31, 2022, the weighted average discount rate for operating leases was 3.5% and the weighted average remaining lease term for operating leases was 8.1 years, respectively. Operating lease cost was $1.6 million and $2.1 million for the year ended December 31, 2023 and 2022, respectively.

As of December 31, 2022, the Company’s Right of use assets and Operating lease obligations were $12,473,606 and $12,706,411 related to 9 separate operating leases. During 2023, the Company entered into lease termination or sublease agreements with 6 of the landlords that terminated the Company’s obligations under the leases removing $7,078,488 and $7,089,190 of Right of use assets and Lease obligations, respectively. In addition, the Company vacated a lease with an unamortized Right of use asset balance of $3,440,942 and a remaining right of lease obligation payable of $3,534,977. As a result of the termination of the leases, including the impairment of the vacated lease, the Company recognized a loss on the lease settlements of $4,222,000 which included the Right of use asset impairment write-off of $3,440,000, impairment of $632,000 of deposits and $150,000 of other costs. As of December 31, 2023, the Company’s Right of use assets and Operating lease obligations were $429,650 and $3,998,560 related to the remaining operating leases.

Lease Obligations

The following represents the Company’s minimum annual rental payments under operating leases for each of the next five years and thereafter:

Year Ending December 31,	Operating
2024	714,117
2025	658,656
2026	467,957
2027	481,996
Thereafter	2,259,588
Total future minimum lease payments	4,582,314
Less: imputed interest	(583,754)
Present value of operating lease liability	$ 3,998,560

Current portion of lease liability	584,203
Non-current portion of lease liability	3,414,357
Present value of operating lease liability	$ 3,998,560

Exhibit 99.1

10.
Commitments and Contingencies

Legal Proceedings

On March 7, 2024, a petition was filed by Tung Keng Enterprise Co., Ltd. d/b/a DK City Co., Ltd. (“DK City”) against the Company in the United States District Court for the District of Colorado to enforce a monetary arbitration award of approximately $2.25 million against CLMBR (the “Petition”). The arbitration involved alleged breaches of an equipment manufacturing agreement between the Company and DK City. We dispute that we are liable for the amount claimed by DK City in our Petition. We plan to vigorously defend the Petition if and when called to answer or respond to the Petition. The final outcome of this matter, however, cannot be predicted with complete certainty, and our failure to successfully defend against these allegations could have a material adverse effect on our business, financial condition and results of operation.

The Company is involved in legal proceedings in the normal course of business. The Company currently believes that any ultimate liability arising out of such proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

11.
Stockholders’ Deficit

Common Stock

The Company’s authorized common stock consisted of 214,587,851,117 and 207,861,840,000 shares at $0.0001 par value, as of December 31, 2023 and December 31, 2022, respectively. The issued and outstanding common stock was 10,051,250 shares as of December 31, 2023 and December 31, 2022.

Preferred Stock

The Company’s authorized preferred stock consisted of 194,843,903,210 and 194,336,505,527 shares at $0.0001 par value, as of December 31, 2023 and December 31, 2022, respectively. The issued and outstanding preferred stock was 155,090,182,001 shares and 124,158,612,872 shares as of December 31, 2023 and December 31, 2022, respectively.

Series Seed Financing

In December 2020, we filed our Certificate of Incorporation to authorize 4,100,000 shares of Preferred Stock Series Seed. We completed our Series Seed closing in 2020, by issuing a total of 4,100,000 shares at a purchase price of approximately $1.0 per share. The aggregate gross proceeds from the Series Seed Financing were approximately $4.1 million.

Series A and A-1 Financing

In March 2021, we filed an Amended Certificate of Incorporation to authorize 1,295,387 shares of Preferred Stock Series A and 1,005,972 shares of Preferred Stock Series A-1. We completed our Series A-1 closing in 2021, by cancelling $3.5 million of principal and interest of convertible notes and issued a total of 1,005,972 shares at a purchase price of approximately $3.48 per share. The aggregate gross proceeds from the Series A-1 Financing were approximately $3.4 million.

Series B, B-1 and B-2 Financing

In December 2022, we filed an Second Amended and Restated Certificate of Incorporation to authorize 70,673,051,037 shares of Preferred Stock Series B, 94,155,202,792 shares of Preferred Stock Series B-1 and 29,501,850,338 shares of Preferred Stock Series B-2. In June 2023, we filed an Second Amended Certificate of Incorporation to authorize 94,662,600,476 shares of Preferred Stock Series B-1 and 29,501,850,338 shares of Preferred Stock Series B-2.

Exhibit 99.1

We completed our Series B closing in 2022, by issuing a total of 30,919,459,830 shares at a purchase price of approximately $0.00028 per share. The aggregate gross proceeds from the Series B Financing were approximately $8.8 million.

We completed a portion of our Series B-1 closing in 2022 by converting $19.2 million of principal and interest of convertible notes and issued a total of 63,730,931,347 shares at a purchase price of approximately $0.0003 per share. In 2023 we completed the remaining portion of our Series B-1 closing by converting $9.8 million of principal and interest of convertible notes and issued a total of 30,931,669,129 shares at a purchase price of approximately $0.0003 per share.

We completed our Series B-2 closing in 2022 by converting $7.6 million of principal and interest of convertible notes and issued a total of 29,501,850,338 shares at a purchase price of approximately $0.0003 per share. The aggregate gross proceeds from the Series B-2 Financing were approximately $7.3 million. During 2023 the Company received $1,250,000 in anticipation of issuing preferred shares or some other form of equity instrument. As the shares have not yet been issued, the amount has been reflected on balance sheet as preferred stock issuable at December 31, 2023.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below); provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The “Applicable Original Issue Price” means (a) $1.00 per share for the Series Seed Preferred Stock; (b) $7.7197 per share for the Series A Preferred Stock; (c) $3.4783 per share for the Series A-1 Preferred Stock; (d) $0.0002829933 per share for the Series B Preferred Stock; (e) 0.0002829933 per share for the Series B-1 Preferred Stock; and (f) $0.0002829933 per share for the Series B-2 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock. Such dividends shall be payable only when, as and if declared by the Board of Directors and shall be non-cumulative.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our Series B, Series B-1 and Series B-2 ("Series B") have an aggregate liquidation preference of $56,355,301.95. As of the date of this report and in connection with the Asset Purchase Agreement with Interactive Strength Inc., Series B exhausted all presently available and contingent consideration, including any earnout consideration, as applicable. There will be no distributions to holders of the Company’s Series A Preferred Stock, Series Seed Preferred Stock, Convertible Notes or Common Stock.

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred

Exhibit 99.1

Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted to Common Stock basis (Preferred Stock and Common Stock, collectively “Voting Stock”).

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock.

Redemption

The Preferred Stock is not redeemable at the option of the holder or the Company unless the Company enters into a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

12. Income Taxes

The company did not record ant tax provision for the years ended December 31, 2023 or 2022 due to the availability of net operating losses to offset any potential tax liability.

As of December 31, 2023 and December 31, 2022, the Company’s deferred tax assets were primarily the result of U.S. federal and state net operating losses (“NOLs”). A valuation allowance was maintained and/or established in substantially all jurisdictions on the Company’s gross deferred tax asset balances as of December 31, 2023 and 2022. As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets. The realization of deferred tax assets was based on the evaluation of current and estimated future profitability of the operations, reversal of deferred tax liabilities and the likelihood of utilizing tax credit and/or loss carryforwards. As of December 31, 2023 and December 31, 2022, the Company continued to maintain that it is not at the more likely than not standard, wherein deferred taxes will be realized due to the recent history of losses and management’s expectation of continued tax losses.

Exhibit 99.1

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

.	Year ended December 31,
	2023	2022
.
Deferred tax assets:
Net operating loss carryforwards	$20,349,000	$16,925,000
Research and development tax credits	419,000	375,000
Stock compensation costs	267,000	243,000
Total deferred tax assets, gross:	21,035,000	17,543,000
Valuation allowance	(21,035,000)	(17,543,000)
Deferred tax assets, net:	$ —	$ —

As of December 31, 2023 and 2022, the Company had federal and state NOLs of approximately $72.6 million and $60.4 million, respectively, which will begin to expire in 2029.

The Tax Cuts and Jobs Act (TCJA) resulted in significant changes to the treatment of research and developmental (R&D) expenditures under Section 174. For tax years beginning after December 31, 2021, taxpayers are required to capitalize and amortize all R&D expenditures that are paid or incurred in connection with their trade or business. Specifically, costs for U.S.-based R&D activities must be amortized over five years and costs for foreign R&D activities must be amortized over 15 years— both using a midyear convention.

Section 382 of the Internal Revenue Code and similar provisions under state law limit the utilization of federal NOL carryforwards, state NOL carryforwards, and Research and Development (R&D) credits following certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%. Based on the Company’s analysis under Section 382, the Company believes that its federal NOL carryforwards, its state NOL carryforwards, and R&D credits may be limited by Section 382 and similar provisions under state law as of December 31, 2023.

The Company is subject to taxation in the United States, and various state and local jurisdictions. Accordingly, on a continuing basis, the Company cooperates with taxing authorities for the various jurisdictions in which it conducts business to comply with audits and inquiries for tax periods that are open to examination.

13. Concentration of Credit Risk and Major Customers and Vendors

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents are maintained with high-quality financial institutions, the compositions, and maturities of which are regularly monitored by management.

For the years ended December 31, 2023 and 2022, there were no customers representing greater than 10% of the Company’s total revenue.

The Company had 2 vendors representing greater than 10% of total finished goods purchases for the years ended December 31, 2023 and year ended December 31, 2022, respectively.

14.
Benefit Plans

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s

Exhibit 99.1

board of directors. During the years ended December 31, 2023 and 2022, the Company made contributions to the plan of $0.06 million and $0.1 million, respectively. The plan was terminated effective September 30, 2023.

15.
Related Party Transactions

In the ordinary course of business, we may enter into transactions with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as “related parties”).

16.
Equity-Based Compensation

Presented below is a summary of the compensation cost recognized in the consolidated statements of operations loss for the year ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022
General and administrative	$ 85,005	$ 868,329
Total	$ 85,005	$ 868,329

During the year ended December 31, 2023 and 2022, the Company granted options to purchase 0 and 3,023,169 shares under the 2020 Stock Plan. During the year ended December 31, 2023 and 2022, the Company cancelled 0 and 1,354,733 shares under the 2020 Stock Plan. The Company has not granted any restricted stock or stock appreciation rights.

The following summary sets forth the stock option activity under the 2020 Stock Plan:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term (Years)	Value
Outstanding as of December 31, 2021	1,976,111	$1.45	9.03	-
Granted	3,023,169	1.77
Exercised	(56,250)	1.00		-
Cancelled or forfeited	(1,354,733)	1.60
Outstanding as of December 31, 2022	3,588,297	$1.67	8.56	$-
Granted	-	-
Exercised	-	-		-
Cancelled or forfeited	-	-
Outstanding as of December 31, 2023	3,588,297	$1.67	7.36	$-

Options exercisable as of December 31, 2022	3,068,329	$1.82	8.41	$-
Options exercisable as of December 31, 2023	3,252,967	$1.76	7.36	$-
Options unvested as of December 31, 2022	519,968	$0.46	9.46	$-
Options unvested as of December 31, 2023	335,330	$0.83	8.44	$-

The aggregate intrinsic value of options outstanding, exercisable and unvested were calculated as the difference between the exercise price of the options and the estimated fair market value of the Company’s common stock, as of December 31, 2023.

Exhibit 99.1

For the year ended December 31, 2023 and 2022, the weighted-average grant date fair value per option was $0.0 and $0.64 respectively. The fair value of each option was estimated at the grant date using the Black-Scholes method with the following assumptions:

	For the Years Ended December 31,
	2023	2022
Weighted average risk-free interest rate	—	2.22%
Expected term (in years)	—	5.62
Expected volatility	—	56.76%
Expected dividend yield	—	—

(1)
Based on U.S. Treasury seven-year constant maturity interest rate whose term is consistent with the expected term of the option.
(2)
Expected volatility is based on an analysis of comparable public company volatilities and adjusted for the Company’s stage of development.

With respect to the 2020 Stock Plan, the Company recognized stock compensation expense of $0.08 million and $0.9 million for the year ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and December 31, 2022, the Company had $0.2 million and $0.2 million of unrecognized stock-based compensation expense that is expected to be recognized over a weighted-average period of 0.3 years and 0.5 years, respectively.

17.
Subsequent Events

In October 2023, the Company entered into an asset purchase agreement with the Buyer, which was subsequently amended and restated, the (“Asset Purchase Agreement”) on January 22, 2024, to purchase and acquire substantially all of the assets and assume certain liabilities of the Company. On February 2, 2024, pursuant to the Asset Purchase Agreement, the Buyer completed the acquisition for a total purchase price enterprise value of approximately $15.4 million, consisting of the issuance at closing of shares of the Buyer’s common stock with a value of $1.45 million, 1,428,922 shares and shares of the Buyer’s. non-voting Series B preferred stock with a value of $3.0 million, 1,500,000 shares to the equity holders of the Company (the “equity consideration”), the assumption by the Buyer of $1.5 million of subordinated debt, and the retirement of $9.4 million of senior debt.

The Company shall also be entitled to receive a contingent payment in the form of shares of the Buyer’s common stock (collectively, the “Earn-Out Shares” and collectively with the shares of common stock and shares of Series B Preferred Stock issued at closing, the “Shares”) calculated in the manner set forth in the Asset Purchase Agreement based on the 2024 Unit Sales (as defined in the Asset Purchase Agreement) and the VWAP for the Buyer’s common stock based on the 10 consecutive trading days ending on (and including) December 31, 2024, subject to the VWAP Collar. In addition, in the event the 2024 Unit Sales include at least 2,400 Units sold in the business-to-business channel, the Company shall be entitled to an additional number of Earn-Out Shares calculated in the manner set forth in the Asset Purchase Agreement subject to total maximum number of 22,665,681 Earn-Out Shares.

The equity consideration, including potential earnout amounts, shall be distributed in accordance with the Company's existing governing documents and liquidation preferences. Accordingly, payment to the holders of the Company’s Series B, Series B-1, and Series B-2 Preferred Stock, having an aggregate liquidation preference of $56,355,301.95, exhausted all presently available and contingent consideration, including any earnout consideration, as applicable. There will be no distributions to holders of the Company’s Series A Preferred Stock, Seed Series Preferred Stock, or Common Stock.

On February 1, 2024, the Credit Agreement dated June 28, 2022, as amended by that certain First Amendment to Credit Agreement dated July 5, 2022 (together, the "Credit Agreement") by and between the Company and Vertical Investors, LLC was terminated after the Buyer paid $1.4 million and remaining balance was credited to a new loan to be made by Vertical Investors, LLC and the Buyer. The new loan included a fee as an inducement for Vertical Investors, LLC to enter into the loan with the Buyer.

Exhibit 99.1

Following the completion of the acquisition the Company has been dissolved and no longer exists.

Exhibit 99.2

SELECTED HISTORICAL FINANCIAL DATA AND UNAUDITED PRO

FORMA COMBINED FINANCIAL INFORMATION

Selected Historical Consolidated Financial Data of Interactive Strength Inc.

The following tables summarize financial data of Interactive Strength Inc., a Delaware corporation (“Interactive” or the “Company”). The statement of operations data for the years ended December 31, 2023, and 2022 and the balance sheet data as of December 31, 2023, and 2022 have been derived from the audited financial statements included in Interactive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the "SEC") on April 1, 2024. You should read the following selected financial data together with “Interactive’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Interactive’s financial statements and the related notes included in Interactive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 1, 2024. Interactive’s historical results are not necessarily indicative of results that should be expected in any future period.

Historical Consolidated Financial Statements of Interactive Strength Inc.

	Twelve Months Ended December 31,
	2023	2022
Revenue:
Fitness product revenue	$574	$530
Membership revenue	142	74
Training revenue	246	77
Total revenue	962	681
Cost of revenue:
Cost of fitness product revenue	(2,287)	(2,402)
Cost of membership	(3,807)	(5,693)
Cost of training	(396)	(1,454)
Total cost of revenue	(6,490)	(9,549)
Gross loss	(5,528)	(8,868)
Operating expenses:
Research and development	10,044	19,960
Sales and marketing	1,631	6,219
General and administrative	37,277	19,298
Total operating expenses	48,952	45,477
Loss from operations	(54,480)	(54,345)
Other income (expense), net:
Other income (expense), net	1	(4,036)
Interest (expense)	(1,588)	(952)
Gain upon debt forgiveness	2,595	523
Change in fair value of convertible notes and bridge notes	(306)	107
Change in fair value of warrants	2,405	478
Total other income (expense), net	3,107	(3,880)
Loss before provision for income taxes	(51,373)	(58,225)
Income tax expense	-	-
Net loss attributable to common stockholders	$(51,373)	$(58,225)
Net loss per share - basic and diluted	(4.15)	(119.49)
Weighted average common stock outstanding-basic and diluted	12,367,974	487,276

1

Exhibit 99.2

Selected Condensed Balance Sheet Data:

	December 31,
	2023	2022
Cash and cash equivalents	-	226
Working capital (1)	(16,178)	(14,345)
Total assets	16,802	24,447
Total liabilities	22,354	27,180
Accumulated deficit	(166,911)	(115,538)
Total stockholders' (deficit)	(5,552)	(2,733)

(1) Working capital is defined as current assets less current liabilities.

Selected Historical Consolidated Financial Data of CLMBR, Inc.

The consolidated statement of operations data for the years ended December 31, 2023, and 2022, and the consolidated balance sheet data as of December 31, 2023, and 2022, have been derived from CLMBR, Inc. (“CLMBR”) audited consolidated financial statements included as Exhibit 99.1 to Interactive Strength Inc. Current Report on Form 8-K/A of which this Exhibit 99.2 is a part. You should read the following selected financial data together with CLMBR consolidated financial statements and related notes included as Exhibits 99.1 to Interactive Strength Inc.’s Current Report on Form 8-K/A of which this Exhibit 99.2 is a part.

CLMBR historical results are not necessarily indicative of results that should be expected for the full year ended December 31, 2024.

Historical Consolidated Financial Statements of CLMBR, Inc.

	Twelve Months Ended December 31,
	2023	2022
Revenue:
Fitness product revenue	$1,103,334	$5,984,091
Membership revenue	762,653	560,020
Training revenue	562,597	540,431
	2,428,584	7,084,542
Cost of fitness product revenue	1,250,607	17,230,253
Cost of membership	2,112,531	265,208
Cost of training	530,358	584,982
	3,893,496	18,080,443
Gross loss	(1,464,912)	(10,995,901)
Operating expenses:
Research and development	614,475	1,672,289
Sales and marketing	244,376	6,068,147
General and administrative	8,119,784	19,311,118
Loss on property and equipment disposal	1,599,160	78,928
Right of use impairment write-off	3,440,000	—
Total operating expenses	14,017,795	27,130,482
Loss from operations	(15,482,707)	(38,126,383)
Other (expense) income, net:
Other income	340,867	6,525
Interest expense	(2,255,405)	(3,837,182)
Total other (expense) income, net	(1,914,538)	(3,830,657)
Loss before provision for income taxes	(17,397,245)	(41,957,040)
Income tax expense	—	—
Net loss	$(17,397,245)	$(41,957,040)

2

Exhibit 99.2

Selected Condensed Balance Sheet Data:

	December 31,
	2023	2022
Cash and cash equivalents	200	8,105
Working capital (1)	(18,878)	(18,965)
Total assets	4,143	25,214
Total liabilities	25,541	39,143
Accumulated deficit	(89,951)	(72,554)
Total stockholders' deficit	(21,399)	(13,929)

(1) Working capital is defined as current assets less current liabilities.

The Acquisition

On October 6, 2023, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) with CLMBR and CLMBR1, LLC (collectively, the “Sellers”) to purchase and acquire substantially all of the assets and assume certain liabilities of the Sellers. On January 22, 2024, the Company and the Sellers entered into an amended and restated Asset Purchase Agreement (the “Amended Agreement”). On February 2, 2024, pursuant to the Amended Agreement, the Company completed the acquisition for a total purchase price of approximately $15.9 million, consisting of (i) cash of $30,000, (ii) shares of the Company’s common stock with a fair value of $1.0 million, 1,428,922 shares, (iii) shares of the Company’s non-voting Series B preferred stock with a fair value of $2.7 million, 1,500,000 shares, (iv) contingent consideration with a fair value of $1.3 million (as further described below), and (v) the retirement of $9.4 million of senior debt and $1.4 million in related fees, such retirement to be in the form of a $1.4 million cash payment to the lender of the senior debt and the issuance of an $8.0 million promissory note to such lender (the “Acquisition”).

The Sellers shall be entitled to receive a contingent payment in the form of shares of the Company’s common stock (collectively, the “Earn-Out Shares”) calculated in the manner set forth in the Asset Purchase Agreement based on the 2024 Unit Sales (as defined in the Asset Purchase Agreement) and the volume-weighted average price (“VWAP”) for the Company’s common stock based on the 10 consecutive trading days ending on (and including) December 31, 2024, subject to the VWAP Collar. In addition, in the event the 2024 Unit Sales include at least 2,400 Units sold in the business-to-business channel, the Sellers shall be entitled to an additional number of Earn-Out Shares calculated in the manner set forth in the Asset Purchase Agreement subject to total maximum number of 22,665,681 Earn-Out Shares.

To fund the acquisition, on February 1, 2024, the Company entered into a Note Purchase Agreement with CLMBR and Treadway Holdings LLC (the “Purchaser”) pursuant to which the (a) Company sold, and the Purchaser purchased, a Senior Secured Convertible Promissory Note (the “Note”) in the aggregate principal amount of $6.0 million, which is convertible into shares of the Company’s common stock. On February 1, 2024, the Company and the Purchaser entered into a securities purchase agreement, pursuant to which the Company issued to the Purchaser (i) 750,000 shares of the Company’s common stock and (ii) warrants to purchase up to an aggregate of 3,000,000 shares of the Company’s common stock.

The following unaudited pro forma combined financial information presents the combination of the historical consolidated financial statements of Interactive and CLMBR and is intended to provide information about how the Acquisition and other transactions might have affected Interactive’s historical financial statements.

The unaudited pro forma combined balance sheet as of December 31, 2023 combines the historical balance sheets of Interactive and CLMBR on a pro forma basis as if the Acquisition and other transactions had been consummated on December 31, 2023. The unaudited pro forma combined statements of operations for the year ended December 31, 2023 combines the historical statements of operations of Interactive and CLMBR for such periods on a pro forma basis as if the Acquisition and other transactions had been consummated on January 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma combined financial information constitutes forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated.

The following unaudited pro forma combined financial information gives effect to the following:

3

Exhibit 99.2

•
The Acquisition, including payment of the preliminary estimated consideration and the impact of preliminary estimated purchase accounting for the acquired assets and assumed liabilities of CLMBR;
•
Other adjustments including those related to transaction costs incurred in connection with the Acquisition and future expense associated with the acquired assets;
•
The transactions made to finance the acquisition including the issuance of $6.0 million senior secured convertible note;

The Acquisition will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) No. 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the total estimated purchase price, as described in Note 4 to the unaudited pro forma combined financial information, has been allocated to the tangible and intangible assets acquired and liabilities assumed of CLMBR based on a preliminary estimate of their fair value. The estimated purchase price and preliminary allocation to the assets and liabilities acquired is subject to revision, as a more detailed analysis is completed and additional information on the fair value of assets and liabilities becomes available, including receipt of final appraisals of the net assets acquired. Differences between these preliminary estimates and the final acquisition accounting could occur and these differences could be material. A change in the fair value of the net assets of CLMBR may change the amount of the purchase price allocable to goodwill and could have a material impact on the accompanying unaudited pro forma combined statements of operations.

The pro forma financial information has been prepared by management in accordance with SEC Regulation S-X Article 11, Pro Forma Financial Information, as amended, and are not necessarily indicative of the financial position or results of operations that would have been realized if the aforementioned transactions had been completed on the dates indicated, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon available information and certain assumptions that Interactive believes are reasonable. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma combined financial information. In addition, the unaudited pro forma combined financial information does not reflect any revenue enhancements, anticipated synergies, operating efficiencies, or cost savings that may be achieved related to the Acquisition, nor do they reflect any costs or expenditures that may be required to achieve any possible synergies. In addition, the unaudited pro forma combined financial information is not necessarily indicative of Interactive’s results of operations and financial position for any future period.

The unaudited pro forma combined financial information was derived from and should be read together with the accompanying notes to the unaudited pro forma combined financial information, Interactive’s historical consolidated financial statements and accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in its annual report on Form 10-K for the year ended December 31, 2023, filed with the SEC on April 1, 2024. The unaudited pro forma combined financial statements should also be read together with CLMBR’s historical audited consolidated statement of operations for the years ended December 31, 2023 and 2022 and the related notes filed as an exhibit to this Current Report on Form 8-K/A as exhibit 99.1.

4

Exhibit 99.2

INTERACTIVE STRENGTH INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2023

(Amounts in thousands)

	Interactive Strength Inc.	CLMBR Inc.	Transaction		Other
			Adjustments		Adjustments		Pro Forma
	(Historical)	(Historical)	(Note 6)	Notes	(Note 6)	Notes	Combined
Assets
Current assets:
Cash and cash equivalents	$-	$200	$(10,856)	(A)	$14,064	(D)(I)(K)	$3,408
Accounts receivable, net of allowances	1	-					1
Inventories, net	2,607	2,925	515	(B)			6,047
Vendor deposits	1,815	61					1,876
Prepaid expenses and other current assets	933	63					996
Total current assets	5,356	3,249	(10,341)		14,064		12,328
Property and equipment, net	444	153					597
Right-of-use-assets	283	430					713
Intangible assets, net	2,254	281	7,519	(C)			10,054
Long-term inventories, net	2,908	-					2,908
Vendor deposits long term	309	-					309
Goodwill	-	-	12,765	(H)			12,765
Other assets	5,248	30					5,278
Total Assets	$16,802	$4,143	$9,943		$14,064		$44,952
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$10,562	3,569					$14,131
Accrued expenses and other current liabilities	906	2,970	575	(D)	123	(D)(J)	4,574
Operating lease liability, current portion	54	584	(324)	(F)			314
Deferred revenue	77	-					77
Loan payable	5,806	12,333	(10,826)	(A)	9,379	(K)	16,692
Senior secured notes	3,096	-					3,096
Income tax payable	7	-					7
Embedded derivatives	122	-					122
Preferred stock issuable	-	1,250	(1,250)	(E)
Convertible note payable	904	1,421	(1,421)	(E)	2,571	(I)	3,475
Contingent earn-out liability	-	-	1,300	(A)			1,300
Total current liabilities	$21,534	$22,127	$(11,946)		$12,073		$43,788
Operating lease liability, net of current portion	229	3,414	(3,212)	(F)			431
Warrant liabilities	591	-	-		1,800	(I)	2,391
Total liabilities	$22,354	$25,541	$(15,158)		$13,873		$46,610
Commitments and contingencies
Stockholders' equity
Series Seed convertible preferred stock	-	-	-	(G)			-
Series A convertible preferred stock	-	1	(1)	(G)			-
Series A-1 convertible preferred stock	-	-	-	(G)			-
Series B convertible preferred stock	-	1	(1)	(G)			-
Series B-1 convertible preferred stock	-	3	(3)	(G)			-
Series B-2 convertible preferred stock	-	1	(1)	(G)			-
Common stock	7	1	(1)	(G)			7
Additional paid-in capital	161,252	68,546	(64,843)	(G)(A)	439	(I)	165,394
Accumulated other comprehensive income	100	-	-				100
Accumulated deficit	(166,911)	(89,951)	89,951	(G)	(248)	(J)	(167,159)
Total stockholders' (deficit)	(5,552)	(21,398)	25,101		191		(1,658)
Total liabilities and stockholders' (deficit)	$16,802	$4,143	$9,943		$14,064		$44,952

See Notes to Unaudited Pro Forma Combined Financial Information

5

Exhibit 99.2

INTERACTIVE STRENGTH INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2023

(Amounts in thousands, except per share amounts)

	Interactive Strength Inc.	CLMBR Inc.	Transaction		Other
			Adjustments		Adjustments		Pro Forma
	(Historical)	(Historical)	(Note 6)	Notes	(Note 6)	Notes	Combined
Revenue:
Fitness product revenue	$574	$1,103					1,677
Membership revenue	142	763					905
Training revenue	246	563					809
Total revenue	962	2,429	-		-		3,391
Cost of revenue:
Cost of fitness product revenue	(2,287)	(1,251)	(246)	(AA)			(3,784)
Cost of membership	(3,807)	(2,113)	58	(AA)			(5,862)
Cost of training	(396)	(530)					(926)
Total cost of revenue	(6,490)	(3,894)	(188)		-		(10,572)
Gross loss	(5,528)	(1,465)	(188)		-		(7,181)
Operating expenses:							-
Research and development	10,044	614					10,658
Sales and marketing	1,631	244	666	(AA)			2,541
General and administrative	37,277	8,120					45,397
Loss on property and equipment disposal	-	1,599
Right of use impairment write-off	-	3,440
Total operating expenses	48,952	14,017	666		-		58,596
Loss from operations	(54,480)	(15,482)	(854)		-		(65,777)
Other income (expense), net:
Other income (expense), net	1	341			(248)	(CC)	94
Interest (expense)	(1,588)	(2,255)			(1,357)	(DD)	(5,200)
Gain upon debt forgiveness	2,595	-					2,595
Change in fair value of convertible notes and bridge notes	(306)	-					(306)
Change in fair value of warrants	2,405	-					2,405
Total other income (expense), net	3,107	(1,914)	-		(1,605)		(412)
Loss before provision for income taxes	(51,373)	(17,396)	(854)		(1,605)		(66,189)
Income tax expense	-	-	-		-		-
Net loss attributable to common stockholders	$(51,373)	$(17,396)	$(854)		$(1,605)		$(66,189)
Net loss per share - basic and diluted	(4.15)						(4.55)
Weighted average common stock outstanding-basic and diluted	12,367,974		1,428,922	(BB)	750,000	(BB)	14,546,896

See Notes to Unaudited Pro Forma Combined Financial Information

6

Exhibit 99.2

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1.
Description of the Transaction

On October 6, 2023, the Company entered into the Asset Purchase Agreement with the Sellers to purchase and acquire substantially all of the assets and assume certain liabilities of the Sellers. On January 22, 2024, the Company and the Sellers entered into the Amended Agreement. On February 2, 2024, pursuant to the Amended Agreement, the Company completed the acquisition for a total purchase price of approximately $15.9 million, consisting of (i) cash of $30,000, (ii) shares of the Company’s common stock with a fair value of $1.0 million, 1,428,922 shares, (iii) shares of the Company’s non-voting Series B preferred stock with a fair value of $2.7 million, 1,500,000 shares, (iv) contingent consideration with a fair value of $1.3 million (as further described below), and (v) the retirement of $9.4 million of senior debt and $1.4 million in related fees, such retirement to be in the form of a $1.4 million cash payment to the lender of the senior debt and the issuance of an $8.0 million promissory note to such lender.

The Sellers shall be entitled to receive a Earn-Out Shares in the form of shares of the Company’s common stock calculated in the manner set forth in the Asset Purchase Agreement based on the 2024 Unit Sales (as defined in the Asset Purchase Agreement) and the VWAP for the Company’s common stock based on the 10 consecutive trading days ending on (and including) December 31, 2024, subject to the VWAP Collar. In addition, in the event the 2024 Unit Sales include at least 2,400 Units sold in the business-to-business channel, the Sellers shall be entitled to an additional number of Earn-Out Shares calculated in the manner set forth in the Asset Purchase Agreement subject to total maximum number of 22,665,681 Earn-Out Shares.

To fund the acquisition, on February 1, 2024, the Company entered into a Note Purchase Agreement with CLMBR and the Purchaser pursuant to which the (a) Company sold, and the Purchaser purchased, the Note in the aggregate principal amount of $6.0 million, which is convertible into shares of the Company’s common stock. On February 1, 2024, the Company and the Purchaser entered into a securities purchase agreement, pursuant to which the Company issued to the Purchaser (i) 750,000 shares of the Company’s common stock and (ii) warrants to purchase up to an aggregate of 3,000,000 shares of the Company’s common stock.

2.
Basis of Presentation

The unaudited pro forma combined financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and Article 11 of Regulation S-X. The accompanying pro forma financial information is based on the historical consolidated financial statements of Interactive and CLMBR after giving effect to the Acquisition and related transactions.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805 with Interactive as the acquirer of CLMBR. Under the acquisition method of accounting, the total estimated purchase price, as described in Note 4, has been preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed of CLMBR based on a preliminary estimate of their fair value. Fair value is defined in ASC 820, Fair Value Measurements and Disclosures(“ASC 820”) as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could result in different assumptions resulting in a range of alternative estimates using the same facts and circumstances. The estimated purchase price and preliminary allocation to the assets acquired and liabilities assumed is subject to revision as a more detailed analysis is completed and additional information on the fair value of assets and liabilities become available, including receipt of final appraisals of the net assets acquired. Differences between these preliminary estimates and the final acquisition accounting could occur and these differences could be material. A change in the fair value of the net assets of CLMBR may change the amount of the purchase price allocable to goodwill and could have a material impact on the accompanying unaudited pro forma combined statements of operations.

Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal, and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred. Total acquisition-related transaction costs incurred by Interactive and CLMBR are estimated to be $0.6 million, out of which $0.4 million were recorded in the historical financial statements for the year ended December 31, 2023. The remaining acquisition related transaction costs in the amount of $0.2 million are reflected as a pro forma adjustment to the unaudited pro forma combined statements of operations for the same periods. In addition, CLMBR incurred $0.6 million in employee related costs in connection with the acquisition and have been reflected as a pro forma adjustment. See Note 6 below.

The unaudited pro forma combined balance sheet as of December 31, 2023 gives pro forma effect to the Acquisition and other transactions as if they had been consummated on December 31, 2023. The unaudited pro forma combined statements of operations for

7

Exhibit 99.2

the year ended December 31, 2023 give pro forma effect to the Acquisition and other transactions as if they had been consummated on January 1, 2023.

The unaudited pro forma combined balance sheet as of December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•
Interactive’s audited consolidated balance sheet as of December 31, 2023 and the related notes as included on Form 10-K for the year ended December 31, 2023; and
•
CLMBR’s audited consolidated balance sheet as of December 31, 2023 and the related notes filed as an exhibit to this Current Report on Form 8-K/A.

The unaudited pro forma combined statement of operations for the year ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•
Interactive’s audited consolidated statement of operations for the year ended December 31, 2023 and the related notes as included on Form 10-K for the year ended December 31, 2023; and
•
CLMBR's audited consolidated statement of operations for the year ended December 31, 2023 and the related notes filed as an exhibit to this Current Report on Form 8-K/A.

The foregoing historical financial statements have been prepared in accordance with GAAP. The unaudited pro forma combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma combined financial information. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Acquisition and other transactions.

Interactive and CLMBR may incur significant costs associated with integrating their operations following closing the Acquisition. The pro forma adjustments reflecting the completion of Acquisition are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Acquisition based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Acquisition taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. The unaudited pro forma combined financial information should be read together with Interactive’s historical consolidated financial statements and accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in its annual report on Form 10-K for the year ended December 31, 2023, field with the SEC on April 1, 2024. The unaudited pro forma combined financial information should be read together with CLMBR’s historical audited consolidated financial statements and accompanying notes for the year ended December 31, 2023 filed as exhibit 99.1 to this Current Report on Form 8-K/A. These historical CLMBR financial statements have been adjusted to conform to Interactive’s account classification policies, as described in the notes to the pro forma financial information. See Note 3.

To the extent that there are significant changes to the business following closing of the Acquisition, the assumptions and estimates set forth in the unaudited pro forma combined financial information could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the closing of the Acquisition. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

3.
Accounting Policies

As part of preparing the unaudited pro forma combined financial information, Interactive conducted an initial review of the accounting policies and practices of CLMBR to determine if differences in accounting policies and practices require reclassification of results of operations or reclassification of assets or liabilities to conform to Interactive’s accounting policies and practices, and such

8

Exhibit 99.2

reclassifications identified are reflected in the unaudited pro forma combined financial information. Interactive will continue its detailed review of CLMBR’s accounting policies and practices following the Acquisition. As a result of that review, Interactive may identify differences between the accounting policies and practices of the companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

4.
Preliminary Consideration

Upon the closing of the acquisition of CLMBR, Interactive paid the Sellers estimated consideration of $15.9 million. The purchase consideration is preliminary and subject to additional customary adjustments.

Estimated Consideration (Amounts in thousands):
Cash consideration	$30
Fair value of common stock issued	1,015
Fair value of Series B preferred stock issued	2,688
Payoff of Vertical debt (plus accrued interest)	1,447
Retirement of Vertical debt	9,379
Fair value of contingent earn-out consideration	1,300
Total preliminary estimated consideration	$15,859

The fair value of the 1,428,922 shares of common stock issued is calculated based on the closing market value of the Company’s common stock on the closing date February 2, 2024 of $0.71 per share. The fair value of the Series B preferred stock issued was determined by an independent third-party valuation specialist using a common stock Back-Solve method.

The preliminary consideration includes $1.3 million related the fair value of contingent consideration. The Sellers shall be entitled to receive a contingent payment in the form of shares of the Company’s common stock calculated in the manner set forth in the Asset Purchase Agreement based on the 2024 Unit Sales (as defined in the Asset Purchase Agreement) and the volume weighted average price (the "VWAP") for the Company’s common stock based on the 10 consecutive trading days ending on (and including) December 31, 2024, subject to the VWAP Collar. In addition, in the event the 2024 Unit Sales include at least 2,400 Units sold in the business-to-business channel, the Sellers shall be entitled to an additional number of common shares calculated in the manner set forth in the Asset Purchase Agreement subject to total maximum number of 22,665,681 shares. The estimate of the fair value of the contingent consideration was derived using a Monte Carlo simulation approach performed by an independent third-party valuation specialist. The valuation utilizes certain assumptions including a forecast of projected CLMBR units sold in 2024.

5.
Fair Value Estimate of Assets Acquired and Liabilities Assumed

The preliminary estimated purchase price of CLMBR has been allocated to the tangible and intangible assets acquired and liabilities assumed based on a preliminary estimate of the fair values of the tangible and intangible assets and liabilities at the closing date February 2, 2024 as if the Acquisition had been completed on December 31, 2023 as follows:

9

Exhibit 99.2

CLMBR
Preliminary
Estimated Fair value
(Amounts in thousands)
Assets acquired:
Cash and cash equivalents	200
Inventories, net	3,440
Vendor deposits	61
Prepaid expenses and other current assets	63
Property and equipment, net	153
Right-of-use-assets	430
Intangible assets, net	7,800
Goodwill	12,765
Other assets	30
Liabilities assumed:
Accounts payable	(3,569)
Accrued expenses and other current liabilities	(3,545)
Operating lease liability, current portion	(260)
Loan payable	(1,507)
Operating lease liability, net of current portion	(202)
Net assets acquired	15,859

As of the completion of the acquisition, identifiable intangible assets are required to be measured at fair value, and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma combined financial statements and consistent with the ASC 820 requirements for fair value measurements, it is assumed that all acquired assets will be used, and that all acquired assets will be used in a manner that represents the highest and best use of those acquired assets. The Company assessed the potential tax implications of the transaction noting that as the transaction was an asset acquisition, the Company receives a step-up in basis in the assets and liabilities acquired for income tax purposes and thus, any deferred tax assets or liabilities were determined to be minimal and excluded from pro forma presentation.

The preliminary allocation of the estimated purchase price is based upon management’s estimates and is subject to revision as a more detailed analysis is completed and additional information on the fair value of the assets and liabilities become available, including receipt of final appraisals of the net assets acquired. A change in the fair value of the net assets may change the amount of purchase price allocable to the goodwill and could have a material impact on the amount of expense included in the accompanying unaudited pro forma combined statements of operations.

6.
Adjustments to unaudited pro forma combined financial information

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma combined financial information has been prepared to illustrate the effect of Interactive's acquisition of CLMBR and other transactions and has been prepared for informational purposes only.

Transaction Adjustments to unaudited pro forma combined balance sheet

The unaudited pro forma combined balance sheet as of December 31, 2023 includes the following adjustments:

(A) Upon the closing of the acquisition of CLMBR, Interactive paid the Sellers preliminary estimated consideration of $15.9 million (see Note 4). The pro forma adjustments include a $10.9 million reduction to cash and cash equivalents related to the payment of cash consideration and the retirement of CLMBR’s existing debt, a $3.7 million increase to additional paid in capital related to the issuance of common stock and Series B preferred stock to the Sellers, a $10.8 million decrease to loan payable related to the payoff and retirement of CLMBR's existing debt and related fees and a $1.3 million increase to current liabilities related to the contingent earn-out consideration.

10

Exhibit 99.2

(B) Reflects the adjustment to step up the pro forma balance sheet for CLMBR’s finished goods inventory to a fair value of approximately $3.4 million. The calculation of fair value is preliminary and subject to change. The fair value was determined based on the estimated selling price of the inventory, less the selling costs and a normal profit margin on those selling efforts.

As of
December 31, 2023
(Amounts in thousands)
Total preliminary estimated fair value of CLMBR’s inventories	$3,440
Less: CLMBR historical inventories	(2,925)
Pro forma adjustment to inventories	$515

(C) Reflects the adjustment of historical intangible assets acquired by the Company to their estimated fair values. As part of the preliminary valuation analysis, the Company identified intangible assets, including developed technology, customer related intangibles, trademark and tradenames, and content. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows.

As of
December 31, 2023
(Amounts in thousands)
Preliminary estimated fair value of CLMBR’s intangible assets	$7,800
Less: CLMBR historical intangible assets	(281)
Pro forma adjustment to intangible assets	$7,519

The following table summarizes the estimated fair values of CLMBR’s identifiable intangible assets and their estimated useful lives and uses a straight-line method of amortization:

	Preliminary	Estimated weighted	Amortization Expense
	estimated	average useful life	Year Ended
(Amounts in thousands)	fair value	(in years)	12/31/2023
Developed technology - hardware	$1,200	7.0 years	$171
Developed technology - software	300	4.0 years	75
Customer-relations intangible - hardware distribution	4,900	13.0 years	377
Customer-relations intangible - DTC subscription	400	2.0 years	200
Trademarks and trade name	800	9.0 years	89
Content	200	3.0 years	67
	7,800		979
Less: Historical intangible assets balance/expense	(281)		(125)
Transaction accounting adjustments	7,519		854

(D) Reflects the accrual of $0.6 million of deal bonuses owed to certain CLMBR employees as a result of the change-in-control of CLMBR and the partial payment by the Company of $0.2 million upon closing.

(E) Reflects the elimination of CLMBR’s existing liabilities related to preferred stock payable and the convertible note payable as the holders did not receive consideration upon liquidation of CLMBR and the combined Company has no obligation to the holders post-acquisition.

(F) Reflects the elimination of CLMBR's operating lease liability that was not assumed in the acquisition.

(G) Reflects an adjustment to eliminate CLMBR’s historical equity.

(H) Reflects the excess of the estimated purchase price over the preliminary fair value of the underlying tangible and intangible assets acquired and liabilities assumed (see Note 5).

Other Adjustments to unaudited pro forma combined balance sheet

11

Exhibit 99.2

(I) Reflects the issuance of the $6.0 million Note, net of $1.2 million of issuance costs withheld from the proceeds received. The net $4.8 million proceeds were allocated to the common stock and warrants issued to the Purchaser on a relative fair value basis. As a result, $2.6 million was allocated to the Note and recorded as a pro forma adjustment to convertible note payable and $0.4 million was allocated to the common stock and recorded as a pro forma adjustment to additional paid in capital and $1.8 million was allocated to liability-classified warrant and recorded as a pro forma adjustment to warrant liabilities. The Note is classified as a current liability based on the maturity date of December 15, 2024.

(J) Reflects transaction costs of $0.6 million in connection with the Acquisition, such as advisor fees, legal fees, and accounting expenses that were incurred by the Company and CLMBR and partial payment by CLMBR and the Company of $0.4 million as of the date of this Current Report on Form 8-K/A to which this Exhibit 99.2 is a part.

(K) Reflects the issuance of the $8.0 million promissory note issued by the Company to retire CLMBR’s existing debt.

Transaction adjustments to the unaudited pro forma combined statements of operations

The unaudited pro forma combined statement of operations for the year ended December 31, 2023 includes the following adjustments:

(AA) Reflects estimated differences in amortization expense resulting from the allocation of purchase consideration to intangible assets, subject to amortization. For details on the preliminary fair value assessment, useful life, and amortization methods, see pro forma adjustment C above. The following table reflects the amortization adjustment based on the new estimated fair market values as of the closing date. The amortization expense reflected in the unaudited pro forma combined statement of operations may not be reflective of actual amortization expense on a go-forward basis.

Year Ended
December 31, 2023
(Amounts in thousands)
Amortization expense - developed technology(1)	$246
Amortization expense - customer-relations and trademark/tradename(2)	666
Amortization expense - Content(3)	67
Elimination of CLMBR's historical amortization expense - Content(3)	(125)
Total pro forma adjustment to amortization expense	$854

(1)
Amortization expense recorded to cost of fitness product revenue.
(2)
Amortization expense recorded to sales and marketing.
(3)
Amortization expense recorded to cost of membership.

(BB) The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net loss for the year ended December 31, 2023. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the Acquisition closing date. For the year ended December 31, 2023, the pro forma weighted average shares outstanding are calculated as follows:

Year Ended
December 31, 2023
Interactive weighted average common stock outstanding-basic and diluted	12,367,974
Shares issued to Sellers	1,428,922
Shares issued to Purchaser	750,000
Pro forma weighted average common stock outstanding-basic and diluted	$14,546,896

Other Adjustment to unaudited pro forma combined statements of operations

12

Exhibit 99.2

(CC) Reflects the transaction costs of $0.2 million in connection with the Acquisition not included in the historical financial statements.

(DD) Reflects the estimated incremental interest expense related to the $6.0 million Note at an interest rate of 2.0% per month and interest expense (including accretion of additional fees) related to the $8.0 million promissory note. The promissory note accrues interest at a rate equal to the rate applicable to the master note of the lender. The adjustment also reflects the elimination of CLMBR’s historical interest expense related to its elimination of its convertible note (see pro forma adjustment E) and retirement of its outstanding loan payable upon acquisition (see proforma adjustment A)..

Year Ended
December 31, 2023
(Amounts in thousands)
Interest expense - Note	$1,259
Interest expense - promissory note	2,353
Elimination of CLMBR's historical interest expense	(2,255)
Total pro forma adjustment to interest expense	$1,357

13